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             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                NOVEMBER 3, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    SCHEDULE
                                      13E-4

                          ISSUER TENDER OFFER STATEMENT

          (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934)

                             ESCALADE, INCORPORATED
                  (NAME OF ISSUER AND PERSON FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   296056 10 4
                      (CUSIP Number of Class of Securities)

                                 JOHN R. WILSON
                                    SECRETARY
                             ESCALADE, INCORPORATED
                               817 MAXWELL AVENUE
                            EVANSVILLE, INDIANA 47717
                                 (812) 467-1265

                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
          Communications on Behalf of the Person Filing the Statement)

                                    COPY TO:

                            Richard G. Schmalzl, Esq.
                             Graydon, Head & Ritchey
                             1900 Fifth Third Center
                                511 Walnut Street
                             Cincinnati, Ohio 45202
                                 (513) 621-6464

                                November 3, 1997
     (Date Tender Offer First Published, Sent Or Given To Security Holders)

                            Calculation of Filing Fee

                   Transaction Valuation*   Amount of Filing Fee

                            $14,000,000          $2,800

   * Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 1,000,000 shares at $14.00 per share.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.



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ITEM 1. SECURITY AND ISSUER.

(a) The name of the issuer is Escalade, Incorporated, an Indiana corporation (the "Company"), and the address of its principal executive offices is 817 Maxwell Avenue, Evansville, Indiana 47717.

(b) This Schedule relates to the offer by the Company to purchase up to 1,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, no par value (the "Shares") at a price not less than $11.00 nor more than $14.00 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As of November 3, 1997, the Company had issued and outstanding 3,130,613 Shares and had reserved for issuance upon exercise of outstanding stock options and warrants 412,018 Shares. Directors and executive officers of the Company and any of its affiliates may participate in the Offer on the same basis as the Company's other stockholders. Robert E. Griffin and C.W. Reed, directors of the Company and its Chairman and President, respectively, have advised the Company that they will not tender any of their Shares in this Offer. Messrs. Griffin and Reed own beneficially an aggregate of 653,069 Shares as of October 31, 1997.

         Yale Blanc, Gerald Fox, Blaine Matthews, Robert Orr, Keith Williams and
A. Graves Williams, the Company's six non-management directors, and John Wilson, the Company's Secretary and Treasurer, have each advised the Company that he has not made a final decision as to whether he will tender Shares in this Offer. However, each such person has advised the Company that, if he were to participate in this Offer, he would tender only a portion of his Shares beneficially owned and not all of such Shares. Each of Messrs. Matthews, Orr, A. Graves Williams and Wilson have further indicated that he is giving serious consideration to tendering a portion of his Shares in this Offer, but has not determined at what price such Shares would be tendered. Each of Messrs. Blanc, Fox and Keith Williams have indicated that he is not likely to tender any Shares in this Offer, but has reserved the right to do so. These seven individuals owned beneficially an aggregate of 507,197 Shares as of October 31, 1997. The information set forth on the cover page and under "Introduction" and "The Offer
- Background and Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth on the cover page, and under "Introduction" and "The Offer - Price Range of Shares; Dividends" in Section 8 of the Offer to Purchase is incorporated herein by reference.

(d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth under "The Offer - Source and Amount of Funds" in
Section 11 and "The Offer - Certain Information Concerning the Company" in
Section 10 of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under "The Offer - Source and Amount of Funds" in
Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) through (j) The information set forth under "The Offer - Background and Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase is incorporated herein by reference.



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ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

The information set forth under "The Offer - Transactions and Agreements Concerning Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

The information set forth under "The Offer - Transactions and Agreements Concerning Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The information set forth under "Introduction" and "The Offer - Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

(a) and (b) The information set forth under "The Offer-Certain Information Concerning the Company-Summary Consolidated Historical Financial Information" and "The Offer-Certain Information Concerning the Company-Summary Unaudited Pro Forma Consolidated Financial Information" in Section 10 of the Offer to Purchase is incorporated herein by reference, the information set forth on pages F-1 through F-18 of the Company's Annual Report on Form 10-K for the year ended December 28, 1996, filed as Exhibit (g) hereto, is incorporated herein by reference and the information set forth on pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 4, 1997, filed as Exhibit (h) hereto, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

(a)      None

(b) The information set forth under "The Offer - Background and Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under "The Offer - Background and Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase is incorporated herein by reference.

(d)      None.

(e) The Information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Form of Offer to Purchase, dated November 3, 1997.

(a)(2) Form of Letter of Transmittal together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(3) Form of Letter to Stockholders of the Company from Robert E. Griffin, Chairman and Chief Executive Officer of the Company, dated November 3, 1997.

(a)(4)   Form of Notice of Guaranteed Delivery.


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(a)(5)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees, dated November 3, 1997.

(a)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)   Form of Press Release issued by the Company, dated November 3, 1997.

(b) Commitment Letter dated as of October 15, 1997 between Bank One, Indianapolis, N.A. and the Company.

(c)      None.

(d)      None.

(e)      Not applicable.

(f)      None.

(g) Pages F-1 through F-18 of the Company's Annual Report on Form 10-K for the year ended December 28, 1996.

(h) Pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 4, 1997.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Escalade, Incorporated

                                          By:       /s/ Robert E. Griffin
                                          Name:    Robert E. Griffin
                                          Title:   Chairman and Chief
                                                   Executive Officer
                                          Dated:   November 3, 1997


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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

(a)(1)   Form of Offer to Purchase, dated November 3, 1997.

(a)(2) Form of Letter of Transmittal together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(3) Form of Letter to Stockholders of the Company from Robert E. Griffin, Chairman and Chief Executive Officer of the Company, dated November 3, 1997.

(a)(4)   Form of Notice of Guaranteed Delivery.

(a)(5) Form of Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees, dated November 3, 1997.

(a)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)   Form of Press Release issued by the Company, dated November 3, 1997.

(b) Commitment Letter dated as of October 15, 1997 between Bank One, Indianapolis, N.A. and the Company

(g) Pages F-1 through F-18 of the Company's Annual Report on Form 10-K for the year ended December 28, 1996.

(h) Pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 4, 1997.



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